Quaint Oak Bancorp, Inc.

PRESIDENT'S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am pleased to present our 2014 Annual Report to Shareholders.

Fiscal 2014 ended on a very positive note for Quaint Oak Bancorp with fourth quarter earnings recorded as the second best quarter in our history.  Additionally, the annual 2014 earnings were the best year in our history.  The increase in outstanding loan balances along with the increase in our subsidiary mortgage banking activity directly contributed to these results.

During 2014, as our income and balance sheet grew, we continued to invest in our company with a deposit product expansion.  As we enter 2015, with this expansion completed, the addition of business and consumer checking and their related bill-pay, debit card, remote deposit capture and mobile banking products, position us to improve our lower cost funding potential, appeal to a broader market and promote multi-product use within our current customer base.

Additionally, during 2014, we have taken the opportunity to focus on our existing Lehigh Valley Office.  The growth of that region has continued and the resurgence of the Allentown center city area has been significant.  We have, therefore, invested in refinishing the exterior of our office facility and strengthening the lending team based at the Lehigh Valley Office.  Those actions coupled with our expanded line of deposit products and an increase in marketing budget should place us in a positive position to participate in the region's growth.  We have not yet identified a cost effective opportunity for additional market expansion, however, during 2015, we intend to test market areas that may prove to become expansion possibilities in the future.  We continue to be ever mindful of our efficiency ratio and intend to maximize our existing markets prior to expansion into additional areas.

During 2014, we again aggressively pursued stock repurchases and repurchased an aggregate of 45,025 shares during the year.  The total stock repurchases now equal approximately 35% of the original shares issued in our initial public offering completed in July 2007.  At this juncture, we anticipate that the pace of stock repurchase will decline and our focus will be on asset and income growth.  In past years, we have been fortunate to increase our dividend rate each year since initiating the payment of dividends.  We hope our future performance will support this continued practice.   At February 27, 2015, our stock traded at $20.00 per share which represents a multiple of book value.  We believe the continued improvement in market price of our stock is a reflection on the combination of our repurchase plan, dividends and earnings.

As always, in conjunction with having maintained a strong repurchase plan, our current and continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

Robert T. Strong
President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC ׀ Quaint Oak Mortgage, LLC ׀ Quaint Oak Real Estate, LLC
Serving the Delaware Valley and the Lehigh Valley Markets

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.  You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2014	2013

(Dollars in Thousands, except per share data)

Selected Financial and Other Data:
Total assets	$155,643	$127,427
Cash and cash equivalents	13,937	6,184
Investment in interest-earning time deposits	6,660	7,633
Investment securities available for sale at fair value (cost-2014 $1,760; 2013 $1,708)	1,706	1,680
Loans held for sale	2,556	1,098
Loans receivable, net	123,331	106,887
Federal Home Loan Bank stock, at cost	527	421
Bank premises and equipment, net	1,639	1,637
Deposits	124,405	103,324
Federal Home Loan Bank borrowings	11,500	5,500
Stockholders' Equity	17,575	16,986

Selected Operating Data:
Total interest income	$7,281	$6,290
Total interest expense	1,720	1,682
Net interest income	5,561	4,608
Provision for loan losses	394	240
Net interest income after provision for loan losses	5,167	4,368
Total non-interest income	2,003	1,497
Total non-interest expense	5,234	4,746
Income before income taxes	1,936	1,119
Income taxes	694	417
Net income	$1,242	$702

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.48%	5.39%
Average rate on interest-bearing liabilities	1.41	1.61
Average interest rate spread(2)	4.07	3.78
Net interest margin(2)	4.18	3.95
Average interest-earning assets to average interest-bearing liabilities	108.87	111.87
Net interest income after provision for loan losses to non-interest expense	98.72	92.04
Total non-interest expense to average assets	3.73	3.88
Efficiency ratio(3)	69.20	77.74
Return on average assets	0.88	0.57
Return on average equity	7.13	4.15
Average equity to average assets	12.09	13.84

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	2.30%	1.79%
Non-performing assets as a percent of total assets(5)	1.89	1.95
Non-performing assets and troubled debt restructurings as a percent of total assets	2.40	2.60
Allowance for loan losses as a percent of non-performing loans	40.53	49.19
Allowance for loan losses as a percent of total loans receivable	0.92	0.87
Net charge-offs to average loans receivable	0.16	0.16

Capital Ratios(4):
Tier 1 leverage ratio	10.74%	12.70%
Tier 1 risk-based capital ratio	15.38	17.68
Total risk-based capital ratio	16.50	18.75
___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)	Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)	Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2014 and 2013. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the "Company") was formed in connection with Quaint Oak Bank's (the "Bank") conversion to a stock savings bank completed on July 3, 2007.  The Company's results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company.

Quaint Oak Bank's profitability depends, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings.  Results of operations are also affected by provisions for loan losses, fee income and other non-interest income and non-interest expense.  Non-interest expense principally consists of compensation, directors' fees and expenses, office occupancy and equipment expense, professional fees, FDIC deposit insurance assessment and other expenses.

Quaint Oak Bank's business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank's loan portfolio to 28.4% at December 31, 2014.  Quaint Oak Bank's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, statement and eSavings accounts.  At December 31, 2014, certificates of deposit amounted to 61.9% of total assets compared to 63.0% of total assets at December 31, 2013.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank's assets.

Our results of operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities as well as other factors beyond our control. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Critical Accounting Policies

In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements.  These policies are described in Note 2 of the notes to our financial statements. The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses.  The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. For loans that are identified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment.  Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company's policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.  An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral.

A loan is considered a troubled debt restructuring ("TDR") if the Company, for economic or legal reasons related to a debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan's stated maturity date at less than a current market rate of interest. Loans identified as TDRs are designated as impaired.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $500,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Other-Than-Temporary Impairment of Securities.   Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and whether or not management intends to sell or expects that it is more likely than not that it will be required to sell the security prior to an anticipated recovery of the fair value. The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value for a debt security is determined to be other-than-temporary, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income, except for equity securities, where the full amount of the other-than-temporary impairment is recognized in earnings.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and net operating loss carryforwards and gives current recognition to changes in tax rates and laws.  The realization of our deferred tax assets principally depends upon our achieving projected future taxable income.  We may change our judgments regarding future profitability due to future market conditions and other factors.  We may adjust our deferred tax asset balances if our judgments change.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2014 and December 31, 2013

General. The Company's total assets at December 31, 2014 were $155.6 million, an increase of $28.2 million, or 22.1%, from $127.4 million at December 31, 2013.  This growth in total assets was primarily due to increases in loans receivable, net of $16.4 million, loans held for sale of $1.5 million, cash and cash equivalents of $7.8 million, and investment in bank-owned life insurance of $3.5 million, partially offset by a decrease in investment in interest-earning time deposits of $973,000 and a decrease in other real estate owned, net of $463,000.

Cash and Cash Equivalents.Cash and cash equivalents increased $7.8 million, or 125.4%, from $6.2 million at December 31, 2013 to $14.0 million at December 31, 2014 as excess deposits and proceeds from the maturities of investments in interest-earning time deposits, not used to fund loans, were invested in liquid money market accounts.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits decreased $973,000, or 12.7%, from $7.6 million at December 31, 2013 to $6.7 million at December 31, 2014 primarily due to the maturity and redemption of time deposits.  The Company used these funds to fund loans.  At December 31, 2014, $2.3 million of interest-earning time deposits are scheduled to mature in one year or less.

Loans Held for Sale.  Loans held for sale increased $1.5 million to $2.6 million at December 31, 2014 from $1.1 million at December 31, 2013 as the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $53.3 million of one-to-four family residential loans during the year ended December 31, 2014 and sold $51.8 million of loans in the secondary market during this same period.

Loans Receivable, Net.  Loans receivable, net, increased $16.4 million, or 15.4%, to $123.3 million at December 31, 2014 from $106.9 million December 31, 2013.  This increase was funded primarily by deposits.  Increases within the portfolio occurred in commercial real estate loans which increased $9.7 million, or 37.4%, one-to-four family residential non-owner occupied loans which increased $5.1 million, or 11.6%, multi-family residential loans which increased $4.1 million, or 68.2%, home equity loans which increased $1.3 million, or 22.5%, and commercial business loans which increased $563,000, or 302.7%.  These increases were partially offset by decreases of $1.8 million, or 20.4%, in residential mortgage one-to-four family owner occupied loans, $1.7 million, or 10.8%, in construction loans, and $257,000, or 13.7%, in commercial lines of credit.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Bank-Owned Life Insurance.  In the second quarter of 2014 the Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries.

Premises and Equipment, Net.  Premises and equipment, net, increased $2,000, or 0.1%, to $1.639 million at December 31, 2014 from $1.637 million at December 31, 2013.

Other Real Estate Owned, Net. Other real estate owned (OREO) amounted to $111,000 at December 31, 2014, consisting of one property.  This compares to six properties that totaled $574,000 at December 31, 2013.  During the year ended December 31, 2014, the Company transferred one property in the amount of $111,000 to OREO, made $28,000 of capital improvements to the properties, and sold six properties totaling $602,000.

Deposits. Total interest-bearing deposits increased $20.4 million, or 19.8%, to $123.8 million at December 31, 2014 from $103.3 million at December 31, 2013.  This increase in interest-bearing deposits was primarily attributable to increases of $16.1 million in certificates of deposit, $4.3 million in eSavings accounts, and $159,000 in statement savings accounts, partially offset by an $82,000 decrease in passbook accounts.  Total non-interest bearing checking accounts amounted to $640,000 at December 31, 2014 compared to none at December 31, 2013, as the Company introduced business and consumer checking products in December 2014.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Federal Home Loan Bank Borrowings. Total Federal Home Loan Bank borrowings increased $6.0 million, or 109.1%, to $11.5 million at December 31, 2014 from $5.5 million at December 31, 2013.  During the year ended December 31, 2014, the Company borrowed $6.0 million in overnight funding to fund loan demand and made no repayments.  In the third quarter of 2014 the Company converted $4.5 million of the $11.5 million of overnight funds into term loans with maturities between two and five years to take advantage of current FHLB borrowing rates.

Stockholders' Equity.  Total stockholders' equity increased $589,000, or 3.5% to $17.6 million at December 31, 2014 from $17.0 million at December 31, 2013.  Contributing to the increase was net income for the year ended December 31, 2014 of $1.2 million, common stock earned by participants in the employee stock ownership plan of $140,000, amortization of stock awards and options under our stock compensation plans of $132,000, and the issuance of stock under the Bank's 401(k) Plan of $64,000.  These increases were partially offset by the purchase of 45,025 shares of the Company's stock as part of the Company's stock repurchase program for an aggregate purchase price of $760,000, dividends paid of $211,000, and an increase in other comprehensive loss of $18,000.

Comparison of Operating Results for the Years Ended December 31, 2014 and 2013

General. Net income amounted to $1.2 million for the year ended December 31, 2014 compared to $702,000 for the year ended December 31, 2013.  The $540,000, or 76.9% increase was primarily the result of an increase in net interest income of $953,000 and an increase in non-interest income of $506,000, partially offset by increases in non-interest expense of $488,000, the provision for income taxes of $277,000, and the provision for loan losses of $154,000.

Net Interest Income.  Net interest income increased $953,000, or 20.7%, to $5.6 million for the year ended December 31, 2014 from $4.6 million for the year ended December 31, 2013.  The increase was driven by a $991,000, or 15.8% increase in interest income, partially offset by a $38,000, or 2.3% increase in interest expense.

Interest Income.  Interest income increased $991,000, or 15.8%, to $7.3 million for the year ended December 31, 2014 from $6.3 million for the year ended December 31, 2013.  The increase in interest income was primarily due to a $22.3 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $96.4 million for the year ended December 31, 2013 to an average balance of $118.7 million for the year ended December 31, 2014, and had the effect of increasing interest income $1.3 million.  Offsetting this increase was a 29 basis point decline in the yield on loans receivable, net, including loans held for sale, from 6.27% for the year ended December 31, 2013 to 5.98% for the year ended December 31, 2014, which had the effect of decreasing interest income by $337,000.

Interest Expense.  Interest expense increased $38,000, or 2.3%, to $1.72 million for the year ended December 31, 2014 compared to $1.68 million for the year ended December 31, 2013.  The increase in interest expense was primarily attributable to a $17.8 million increase in average interest-bearing liabilities, which increased from an average balance of $104.2 million for the year ended December 31, 2013 to an average balance of $122.1 million for the year ended December 31, 2014, which had the effect of increasing interest expense $376,000.  Offsetting this increase was a 20 basis point decline in the overall cost of average interest-bearing liabilities, from 1.61% for the year ended December 31, 2013 to 1.41% for the year ended December 31, 2014, which had the effect of decreasing interest expense by $338,000.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Average Balances, Net Interest Income, Yields Earned and Rates Paid.The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  All average balances are based on daily balances.

	Year Ended December 31,
	2014			2013
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:	(Dollars in thousands)
Short-term investments and investment securities available for sale	$14,233	$183	1.29%	$20,242	$252	1.24%
Loans receivable, net (1)(2)(3)	118,656	7,098	5.98	96,358	6,038	6.27
Total interest-earning assets	132,889	7,281	5.48%	116,600	6,290	5.39%
Non-interest-earning assets	7,584			5,587
Total assets	$140,473			$122,187
Interest-bearing liabilities:
Passbook accounts	$2,719	4	0.15%	$2,783	5	0.18%
Statement savings accounts	5,721	21	0.37	5,512	21	0.38
eSavings accounts	16,027	119	0.74	13,547	103	0.76
Certificate of deposit accounts	88,518	1,534	1.73	80,901	1,511	1.87
Total deposits	112,985	1,678	1.49	102,743	1,640	1.60
FHLB borrowings	9,073	42	0.46	1,486	42	2.83
Total interest-bearing liabilities	122,058	1,720	1.41%	104,229	1,682	1.61%
Non-interest-bearing liabilities	1,429			1,043
Total liabilities	123,487			105,272
Stockholders' Equity	16,986			16,915
Total liabilities and Stockholders' Equity	$140,473			$122,187
Net interest-earning assets	$10,831			$12,371
Net interest income; average interest rate spread		$5,561	4.07%		$4,608	3.78%
Net interest margin (4)			4.18%			3.95%
Average interest-earning assets to average interest-bearing liabilities			108.87%			111.87%

_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)           Includes tax free municipal leases with an aggregate average balance of $187,000 and an average yield of 4.44% for the year-ended December 31, 2014.  The tax-exempt income from such loans has not been calculated on a tax equivalent basis.
(4)	Equals net interest income divided by average interest-earning assets.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, (2) changes in volume, which is the change in volume multiplied by prior year rate, and (3) changes in rate/volume, which is the change in rate multiplied by the change in volume.

	2014 vs. 2013				2013 vs. 2012
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Short-term investments and investment securities	$8	$(75)	$(2)	$(69)	$(63)	$(13)	$3	$(73)
Mortgage-backed securities	--	--	--	--	--	(53)	--	(53)
Loans receivable (1)(2)	(274)	1,397	(63)	1,060	(294)	924	(50)	580
Total interest-earning assets	(266)	1,322	(65)	991	(357)	858	(47)	454
Interest expense:
Passbook accounts	(1)	--	--	(1)	(2)	--	--	(2)
Statement savings accounts	(1)	1	--	--	(3)	(2)	--	(5)
eSavings accounts	(3)	19	--	16	(14)	65	(14)	37
Certificate accounts	(109)	142	(10)	23	(138)	162	(15)	9
Total deposits	(114)	162	(10)	38	(157)	225	(29)	39
FHLB borrowings	(35)	214	(179)	--	(39)	(57)	19	(77)
Total interest-bearing liabilities	(149)	376	(189)	38	(196)	168	(10)	(38)
Increase (decrease) in net interest income	$(117)	$946	$124	$953	$(161)	$690	$(37)	$492

_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $154,000, or 64.2%, from $240,000 for the year ended December 31, 2013 to $394,000 for the year ended December 31, 2014, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2014.

Non-performing loans amounted to $2.8 million, or 2.30% of net loans receivable at December 31, 2014, consisting of twenty-two loans, sixteen of which are on non-accrual status and six of which are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $1.9 million, or 1.79% of net loans receivable at December 31, 2013, consisting of seventeen loans, ten of which were on non-accrual status and seven of which were 90 days or more past due and accruing interest.  The non-performing loans at December 31, 2014 include thirteen one-to-four family non-owner occupied residential loans, five commercial real estate loans, two one-to-four family owner-occupied residential loans, one multi-family residential loan, and one home equity loan, and all are generally well-collateralized or adequately reserved for.  During the quarter ended December 31, 2014, three loans were placed on non-accrual status resulting in the reversal of approximately $13,000 of previously accrued interest income, and one loan that was on non-accrual in the amount of $303,000 was paid-off via a short- sale that resulted in a write-off of approximately $58,000.  At December 31, 2014, the Company had eleven loans totaling $951,000 that were identified as troubled debt restructurings. Two of these loans totaling $155,000 were on non-accrual, three loans totaling $215,000 were 30 days delinquent, and six loans totaling $581,000 were performing in accordance with their modified terms.  The allowance for loan losses as a percent of total loans receivable was 0.92% at December 31, 2014 and 0.87% at December 31, 2013.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Other real estate owned (OREO) amounted to $111,000 at December 31, 2014, consisting of one property.  This compares to six properties that totaled $574,000 at December 31, 2013.  During the quarter ended December 31, 2014, the Company sold one property totaling $98,000, and realized a loss of $22,000 on the sale. For the year ended December 31, 2014, the Company transferred one property into OREO totaling $111,000.  There was no charge-off through the allowance for loan losses in conjunction with this transfer. For the year ended December 31, 2014, the Company made $28,000 of capital improvements to the properties, and sold six properties totaling $602,000 at an aggregate loss of $63,000.  Non-performing assets amounted to $2.9 million, or 1.89% of total assets at December 31, 2014 compared to $2.5 million, or 1.95% of total assets at December 31, 2013.

Non-Interest Income.  Non-interest income increased $506,000, or 33.8%, from $1.5 million for the year ended December 31, 2013 to $2.0 million for the year ended December 31, 2014.  The increase was primarily attributable to a $610,000 increase in net gains on the sales of loans, a $164,000 increase in the gain on the sale of SBA loans, a $49,000 increase in income from bank-owned life insurance, and a $4,000 increase in other income.  These increases were partially offset by a $140,000 decrease in fee income generated by Quaint Oak Bank's mortgage banking and title abstract subsidiaries, an $88,000 decrease in the gain on the sale of investment securities, a $53,000 decrease in other fees and service charges, and a $40,000 increase in the loss on sale of other real estate owned.

Non-Interest Expense.  Non-interest expense increased $488,000, or 10.3%, from $4.7 million for the year ended December 31, 2013 to $5.2 million for the year ended December 31, 2014.  Salaries and employee benefits expense accounted for $510,000 of the change as this expense increased 17.5%, from $2.9 million for the year ended December 31, 2013 to $3.4 million for the year ended December 31, 2014 due primarily to increased staff as the Company continues to expand its mortgage banking and lending operations.  Other expense accounted for $114,000 of the change as this expense increased 28.5%, from $400,000 for the year-ended December 31, 2013 to $514,000 for the year ended December 31, 2014 due primarily to an increase in charitable contributions and loan collection expenses other than legal fees which are included in professional fees.  Occupancy and equipment expense accounted for $57,000 of the change as this expense increased 11.8%, from $485,000 for the year ended December 31, 2013 to $542,000 for the year ended December 31, 2014.  The increase in occupancy and equipment expense was primarily attributable to computer system upgrades.  FDIC deposit insurance assessment accounted for $24,000 of the change as this expense increased 31.2%, from $77,000 for the year ended December 31, 2013 to $101,000 for the year ended December 31, 2014.    The increase in FDIC deposit insurance assessment was primarily attributable to a refund of unused prepaid assessment credits during the quarter ended June 30, 2013.   Offsetting these increases was a decrease in professional fees which declined $163,000, or 31.1%, from $524,000 for the year ended December 31, 2013 to $361,000 for the year ended December 31, 2014, due primarily to a reduction in legal fees related to loan collections. Also offsetting the increases in non-interest expense was a decrease in other real estate owned expense which declined $32,000, or 69.6%, from $46,000 for the year ended December 31, 2013 to $14,000 for the year ended December 31, 2014, a decrease in directors' fees and expenses which declined $17,000, or 7.7%, from $222,000 for the year ended December 31, 2013 to $205,000 for the year ended December 31, 2014, and a decrease in advertising expenses which declined $5,000, or 6.3% from $80,000 for the year ended December 31, 2013 to $75,000 for the year ended December 31, 2014.  The decrease in other real estate owned expense was due primarily to a reduction in OREO properties during 2014 and more efficient management of the properties, while the decline in directors' fees and expenses was due primarily to a reduction in the number of committee meetings.

Provision for Income Tax. The provision for income tax increased $277,000, or 66.4%,  from $417,000 for the year ended December 31, 2013 to $694,000 for the year ended December 31, 2014 due primarily to the increase in pre-tax income as our effective tax rate remained relatively consistent at 35.8% for the 2014 fiscal year compared to 37.3% for the 2013 fiscal year..

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company's interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, eSavings accounts and to a lesser extent borrowings.  Consequently, the Company's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2014 and 2013, certificates of deposit amounted to $96.3 million and $80.2 million, respectively, or 61.9% and 63.0%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 14.0% at December 31, 2014, compared to 18.5% at December 31, 2013.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2014, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2014, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company's annual historical prepayment rates are applied to loans.  Statement and eSavings accounts and other passbook accounts are assumed to have annual rates of withdrawal, or "decay rates," of 40% and 20%, respectively.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Loans receivable (2)	$21,279	$26,678	$19,387	$19,137	$38,490	$124,971
Loans held for sale	2,556	--	--	--	--	2,556
Short-term investments and investment securities	14,283	1,810	3,810	--	1,758	21,661
Investment in Federal Home Loan Bank stock	--	--	--	--	527	527
Total interest-earning assets	$38,118	$28,488	$23,197	$19,137	$40,775	$149,715

Interest-bearing liabilities:
Passbook accounts	$257	$257	$1,544	$257	$257	$2,573
Statement savings accounts	1,131	1,131	2,262	566	566	5,655
eSavings accounts	3,841	3,841	7,681	1,920	1,920	19,203
Certificate accounts	7,021	20,291	47,480	21,542	--	96,334
FHLB borrowings	7,000	--	2,500	2,000	--	11,500
Total interest-bearing liabilities	$19,250	$25,520	$61,467	$26,285	$2,743	$135,265

Interest-earning assets less interest-bearing liabilities	$18,868	$2,968	$(38,270)	$(7,148)	$38,032

Cumulative interest-rate sensitivity gap (3)	$18,868	$21,836	$(16,434)	$(23,582)	$14,450

Cumulative interest-rate gap as a percentage of total assets at December 31, 2014	12.1%	14.0%	(10.6)%	(15.2)%	9.3%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2014	198.0%	148.8%	84.5%	82.2%	110.7%
_____________________
(1)	Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
(2)	For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses and deferred loan fees.
(3)	Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

Qualitative Analysis.  Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates.  The Company's fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds.  If interest rates increase, however, the Company would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread.  In order to counter the potential effects of dramatic increases in market rates of interest, the Company intends to continue to originate more variable rate loans and increase core deposits.  The Company also intends to place a greater emphasis on shorter-term home equity loans and commercial business loans.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2014, the Company's cash and cash equivalents amounted to $13.9 million.  At such date, the Company also had $2.3 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2014, Quaint Oak Bank had outstanding commitments to originate loans of $7.8 million and commitments under unused lines of credit of $21.4 million.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2014, certificates of deposit scheduled to mature in less than one year totaled $27.3 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds.  As of December 31, 2014, we had $11.5 million of borrowings from the Federal Home Loan Bank of Pittsburgh and had $61.4 million in borrowing capacity.  In addition, as of December 31, 2014 Quaint Oak Bank had $1.0 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2014.  Quaint Oak Bank currently has two additional line of credit commitments with two different banks totaling $1.5 million.  There were no borrowings under these lines of credit at December 31, 2014.

Our stockholders' equity amounted to $17.6 million at December 31, 2014, an increase of $589,000, or 3.5% from $17.0 million at December 31, 2013. Contributing to the increase was net income for the year ended December 31, 2014 of $1.2 million, common stock earned by participants in the employee stock ownership plan of $140,000, amortization of stock awards and options under our stock compensation plans of $132,000, and the issuance of stock under the Bank's 401(k) Plan of $64,000.  These increases were partially offset by the purchase of 45,025 shares of the Company's stock as part of the Company's stock repurchase program for an aggregate purchase price of $760,000, dividends paid of $211,000, and an increase in other comprehensive loss of $18,000.   For further discussion of the stock compensation plans, see Note 12 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively.  At December 31, 2014, Quaint Oak Bank exceeded each of its capital requirements with ratios of 10.74%, 15.38% and 16.50%, respectively. As a savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank's regulatory capital requirements, see Note 15 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Off-Balance Sheet Arrangements

In thenormal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements.  These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk.  Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit.  Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments.  We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.  In general, we do not require collateral or other security to support financial instruments with off–balance sheet credit risk.

Commitments.  At December 31, 201 4, we had unfunded commitments under lines of credit of $21.4 million and $7.8 million of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2014.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Lease agreements	$475	$91	$131	$127	$126
Certificates of deposit	96,334	27,311	47,479	21,544	--
FHLB borrowings	11,500	7,000	2,500	2,000	--
Total contractual obligations	$108,309	$34,402	$50,110	$23,671	$126

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Quaint Oak Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   Quaint Oak Bancorp, Inc. is not required to have,  nor were we engaged  to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness  of  Quaint  Oak   Bancorp,  Inc.'s  internal  control  over  financial  reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/S.R. Snodgrass, P.C.

Wexford, Pennsylvania
March 26, 2015

S.R. Snodgrass, P.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31, 2014	At December 31, 2013
Assets	(In thousands, except share data)
Due from banks, non-interest-bearing	$696	$4,989
Due from banks, interest-bearing	13,241	1,195
Cash and cash equivalents	13,937	6,184
Investment in interest-earning time deposits	6,660	7,633
Investment securities available for sale	1,706	1,680
Loans held for sale	2,556	1,098
Loans receivable, net of allowance for loan losses (2014 $1,148; 2013 $941)	123,331	106,887
Accrued interest receivable	788	735
Investment in Federal Home Loan Bank stock, at cost	527	421
Bank-owned life insurance	3,549	--
Premises and equipment, net	1,639	1,637
Other real estate owned, net	111	574
Prepaid expenses and other assets	839	578
Total Assets	$155,643	$127,427

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Non-interest bearing	$640	$--
Interest-bearing	123,765	103,324
Total deposits	124,405	103,324
Federal Home Loan Bank short-term borrowings	7,000	5,500
Federal Home Loan Bank long-term borrowings	4,500	--
Accrued interest payable	108	77
Advances from borrowers for taxes and insurance	1,592	1,224
Accrued expenses and other liabilities	463	316
Total Liabilities	138,068	110,441

Stockholders' Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 1,388,625 issued; 909,285 and 947,849 outstanding at December 31, 2014 and December 31, 2013, respectively	14	14
Additional paid-in capital	13,828	13,665
Treasury stock, at cost: 2014 479,340 shares; 2013 440,776 shares	(4,973)	(4,279)
Unallocated common stock held by: Employee Stock Ownership Plan (ESOP)	(455)	(536)
Recognition & Retention Plan Trust (RRP)	(94)	(120)
Accumulated other comprehensive loss	(36)	(18)
Retained earnings	9,291	8,260
Total Stockholders' Equity	17,575	16,986
Total Liabilities and Stockholders' Equity	$155,643	$127,427

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2014	2013
Interest Income	(In thousands, except share data)

Interest on loans	$7,098	$6,038
Interest and dividends on time deposits and investment securities	183	252
Total Interest Income	7,281	6,290

Interest Expense

Interest on deposits	1,678	1,640
Interest on Federal Home Loan Bank borrowings	42	42
Total Interest Expense	1,720	1,682

Net Interest Income	5,561	4,608

Provision for Loan Losses	394	240

Net Interest Income after Provision for Loan Losses	5,167	4,368

Non-Interest Income

Mortgage banking and title abstract fees	331	471
Other fees and services charges	48	101
Income from bank-owned life insurance	49	--
Net gain on the sales of loans	1,442	832
Gain on the sale of SBA loans	164	--
Gain on the sales of investment securities	--	88
Loss on sale of other real estate owned	(63)	(23)
Other	32	28
Total Non-Interest Income, net	2,003	1,497

Non-Interest Expense

Salaries and employee benefits	3,422	2,912
Directors' fees and expenses	205	222
Occupancy and equipment	542	485
Professional fees	361	524
FDIC deposit insurance assessment	101	77
Other real estate owned expenses	14	46
Advertising	75	80
Other	514	400
Total Non-Interest Expense	5,234	4,746

Income before Income Taxes	1,936	1,119

Income Taxes	694	417

Net Income	$1,242	$702

Earnings per share – basic	$1.46	$0.79
Average shares outstanding - basic	851,866	889,190
Earnings per share - diluted	$1.37	$0.76
Average shares outstanding - diluted	905,321	927,270

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income
	Years Ended December 31,
	2014	2013
	(In Thousands)
Net Income	$1,242	$702

Other Comprehensive Loss:
Unrealized losses on investment securities available for sale	(26)	(31)
Income tax effect	8	11
Reclassification adjustment for gains on sale of investment securities included in net income	--	(88)
Income tax effect	--	30
Net other comprehensive loss	(18)	(78)

Total Comprehensive Income	$1,224	$624

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

					Unallocated
	Common Stock				Common	Accumulated
	Number of		Additional		Stock Held	Other		Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Stockholders'
	Outstanding	Amounts	Capital	Stock	Plans	Income (Loss)	Earnings	Equity
				(In thousands, except shares data)

BALANCE – DECEMBER 31, 2012	983,821	$14	$13,559	$(3,716)	$(823)	$60	$7,743	$16,837

Common stock allocated by ESOP			58		87			145

Treasury stock purchased	(35,972)			(563)				(563)

Stock based compensation expense			128					128

Release of 8,544 vested RRP shares			(80)		80			--

Cash dividends declared ($0.19 per share)							(185)	(185)

Net income							702	702

Other comprehensive loss, net						(78)		(78)

BALANCE – DECEMBER 31, 2013	947,849	$14	$13,665	$(4,279)	$(656)	$(18)	$8,260	$16,986

Common stock allocated by ESOP			59		81			140

Treasury stock purchased	(45,025)			(760)				(760)

Reissuance of treasury stock under Stock Incentive Plan	2,738		(28)	28				-

Reissuance of treasury stock under 401(k) Plan	3,723		26	38				64

Stock based compensation expense			132					132

Release of 2,779 vested RRP shares			(26)		26			-

Cash dividends declared ($0.23 per share)							(211)	(211)

Net income							1,242	1,242

Other comprehensive loss, net						(18)		(18)
BALANCE – DECEMBER 31, 2014	909,285	$14	$13,828	$(4,973)	$(549)	$(36)	$9,291	$17,575

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Years Ended December 31,
	2014	2013
Cash Flows from Operating Activities	(In Thousands)
Net income	$1,242	$702
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	394	240
Depreciation expense	167	142
Net accretion of securities discounts	--	(4)
Accretion of deferred loan fees and costs, net	(273)	(155)
Deferred income taxes	(164)	(71)
Stock-based compensation expense	272	273
Gain on the sales of investment securities	--	(88)
Net gain on the sale of loans	(1,442)	(832)
Gain on the sale of SBA loans	(164)	--
Net loss on sale of other real estate owned	63	23
Increase in the cash surrender value of bank-owned life insurance	(49)	--
Changes in assets and liabilities which provided (used) cash:
Loans held for sale-originations	(53,261)	(43,870)
Loans held for sale-proceeds	53,245	48,479
Accrued interest receivable	(53)	(78)
Prepaid expenses and other assets	(89)	346
Accrued interest payable	31	(4)
Accrued expenses and other liabilities	147	(112)
Net Cash Provided by Operating Activities	66	4,991
Cash Flows from Investing Activities
Net decrease in investment in interest-earning time deposits	973	499
Purchase of investment securities available for sale	(52)	(53)
Proceeds from calls of investment securities available for sale	--	500
Proceeds from the sale of securities available for sale	--	1,839
Net increase in loans receivable	(16,512)	(23,152)
Net (increase) decrease in investment in Federal Home Loan Bank stock	(106)	16
Purchase of bank-owned life insurance	(3,500)	--
Proceeds from the sale of other real estate owned	539	92
Capitalized expenditures on other real estate owned	(28)	(48)
Purchase of premises and equipment	(169)	(171)
Net Cash Used in Investing Activities	(18,855)	(20,478)
Cash Flows from Financing Activities
Net increase in demand deposits and savings accounts	4,982	3,752
Net increase in certificate accounts	16,099	2,534
Repayment of Federal Home Loan Bank borrowings	(4,500)	(2,000)
Proceeds from Federal Home Loan Bank borrowings	10,500	5,500
Dividends paid	(211)	(185)
Purchase of treasury stock	(760)	(563)
Proceeds from the reissuance of treasury stock	64	--
Increase in advances from borrowers for taxes and insurance	368	233
Net Cash Provided by Financing Activities	26,542	9,271
Net Increase (Decrease) in Cash and Cash Equivalents	7,753	(6,216)
Cash and Cash Equivalents – Beginning of Year	6,184	12,400
Cash and Cash Equivalents – End of Year	$13,937	$6,184
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$1,689	1,686
Cash payments for income taxes	$855	295
Transfer of loans to other real estate owned	$111	471

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank ("Bank").  In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp"), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank.  Upon completion of the conversion and the offering, all of Quaint Oak Bank's common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp's common stock is, in turn, owned by the public.  The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds.  Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering.  The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank.  All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank along with its wholly owned subsidiaries.  At December 31, 2014, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  The insurance agency is currently inactive.  All significant intercompany balances and transactions have been eliminated.
The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.  Pursuant to the Bank's election under Section 10(l) of the Home Owners' Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks County, Pennsylvania and to a lesser extent, Montgomery and Philadelphia Counties in Pennsylvania.  The Bank has two locations: the main office location in Southampton, Pennsylvania and a branch banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, passbook savings accounts, statement savings accounts and eSavings accounts.  In December 2014 the Bank introduced non-interest bearing checking accounts for businesses and consumers. The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, lines of credit, and commercial business loans.

Note 2 - Summary of Significant Accounting Policies
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  The Company's most significant estimates are the determination of the allowance for loan losses, the assessment of other than temporarily impaired securities and valuation of deferred tax assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Significant Group Concentrations of Credit Risk
The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 7.  Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy. During the year ended December 31, 2014, one investor purchased a total of 68% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 69% of the gain on loans sold during the year.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include non-interest and interest-earning demand deposits and money market accounts with various financial institutions, all of which mature within ninety days of acquisition.
Investment Securities
Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.
Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity.  Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital requirements, and other similar factors.  Securities available for sale are carried at fair value.  Unrealized gains and losses are reported in other comprehensive income, net of related deferred tax effects.  Realized gains and losses, determined on the basis of the cost of the specific securities sold, are included in earnings.  Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.
Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of the changes in market conditions, liquidity needs, or changes in general economic conditions.  These securities are carried at cost adjusted for amortization of premium and accretion of discount, which are recognized in interest income using the interest method over the terms of the securities.
The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance amended the recognition guidance for other-than-temporary impairments of debt securities and expanded the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities.  The recent guidance replaced the "intent and ability" indication in existing guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2014 and 2013.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2014 and 2013.

Loans Receivable
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees.  Interest income is accrued on the unpaid principal balance.  Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans.  The Bank is generally amortizing these amounts over the contractual life of the loan.
The loans receivable portfolio is segmented into residential loans, commercial real estate loans, construction loans, commercial business, and consumer loans.  The residential loan segment has two classes: one-to-four family residential owner occupied loans and one-to-four family residential non-owner occupied loans.  The commercial real estate loan segment consists of the following classes: multi-family (five or more) residential, commercial real estate and commercial lines of credit.  Construction loans are generally granted for the purpose of building a single residential home.  Commercial business loans are loans to businesses primarily for purchase of business essential equipment. Business essential equipment is equipment necessary for a business to support or assist with the day-to-day operation or profitability of the business.  The consumer loan segment consists of the following classes: home equity loans and other consumer loans.  Included in the home equity class are home equity loans and home equity lines of credit.  Included in the other consumer are loans secured by saving accounts and auto loans.
The accrual of interest is generally discontinued when principal or interest has become 90 days past due unless the loan is in the process of collection and is either guaranteed or well secured.  When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses.  Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal.  Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.
Allowance for Loan Losses
The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Allowance for Loan Losses (Continued)

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. For loans that are identified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are re-evaluated quarterly to ensure their relevance in the current economic environment.  Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company's policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.  An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral.

A loan is considered a troubled debt restructuring ("TDR") if the Company, for economic or legal reasons related to a debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan's stated maturity date at less than a current market rate of interest. Loans identified as TDRs are designated as impaired.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Allowance for Loan Losses (Continued)
For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $500,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Loans Held for Sale
Loans originated by the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value (LOCOM). Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.
Bank Owned Life Insurance ("BOLl")

The Company purchases bank owned life insurance as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The Company has recognized the cash surrender value under the insurance policies as an asset in the consolidated statements of financial condition. Changes in the cash surrender value are recorded in non-interest income in the consolidated statements of income.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets that range from three to thirty-nine years.  The costs of maintenance and repairs are expensed as incurred.  Costs of major additions and improvements are capitalized.
Other Real Estate Owned
Other real estate owned or foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosures.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Other real estate properties are initially recorded at fair value, net of estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell.  Net revenue and expenses from operations and additions to the valuation allowance are included in other expenses.
Advertising Costs
The Company expenses all advertising costs as incurred. Advertising costs are included in non-interest expense on the Consolidated Statements of Income.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.
Income Taxes
Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2014 and 2013.  The Company's policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2011.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Comprehensive Income (Loss)
Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).
Treasury Stock and Unallocated Common Stock
The acquisition of treasury stock by the Company, including unallocated stock held by certain benefit plans, is recorded under the cost method.  At the date of subsequent reissue, treasury stock is reduced by the cost of such stock on a first-in, first-out basis with any excess proceeds credited to additional paid-in capital.
Share-Based Compensation
Stock compensation accounting guidance (FASB ASC 718, Compensation-Stock Compensation) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost is measured based on the grant date fair value of the equity or liability instruments issued.  The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock option and restricted share plans.
The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period.  For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.  A Black-Scholes model is used to estimate the fair value of stock options, while the closing price of the Company's common stock on the grant date is used for restricted stock awards.
At December 31, 2014, the Company has three share-based plans: the 2008 Recognition and Retention Plan ("RRP"), the 2008 Stock Option Plan, and the 2013 Stock Incentive Plan.  Awards under these plans were made in May 2008 and 2013.  These plans are more fully described in Note 12.
The Company also has an employee stock ownership plan ("ESOP").  This plan is more fully described in Note 12.  As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.
Earnings Per Share
Amounts reported in earnings per share reflect earnings available to common stockholders for the period divided by the weighted average number of shares of common stock outstanding during the period, exclusive of unearned ESOP shares, unvested restricted stock (RRP) shares and treasury shares.  Stock options and unvested restricted stock are regarded as potential common stock and are considered in the diluted earnings per share calculations to the extent they would have a dilutive effect if converted to common stock, computed using the "treasury stock" method.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the consolidated balance sheet when they are funded.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Reclassifications
Certain items in the 2013 consolidated financial statements have been reclassified to conform to the presentation in the 2014 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Recent Accounting Pronouncements
In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method.  This ASU is not expected to have a significant impact on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update's core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is evaluating the effect of adopting this new accounting Update.

In August 2014, the FASB issued ASU 2014-14, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40).  The amendments in this Update require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met:  (1) the loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim, and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed.  Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.  The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014.  This Update is not expected to have a significant impact on the Company's financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 3 – Earnings Per Share

Earnings per share ("EPS") consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents ("CSEs").  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the year ended December 31, 2014, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.  Unvested restricted stock program awards and outstanding stock options representing shares of 77,000 for the year ended December 31, 2013, were not included in the computation of diluted earnings per share, because to do so would have been antidilutive.

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2014	2013

Net Income	$1,242,000	$702,000

Weighted average shares outstanding – basic	851,866	889,190
Effect of dilutive common stock equivalents	53,455	38,080
Adjusted weighted average shares outstanding – diluted	905,321	927,270

Basic earnings per share	$1.46	$0.79
Diluted earnings per share	$1.37	$0.76

Note 4 – Accumulated Other Comprehensive Loss

The following table presents the changes in accumulated other comprehensive loss by component net of tax for the years ended December 31, 2014 and 2013 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2014	2013
	(In Thousands)
Balance beginning of the year	$(18)	$(60)
Other comprehensive loss before reclassifications	(18)	(20)
Amount reclassified from accumulated other comprehensive loss	--	(58)
Total other comprehensive loss	(18)	(78)
Balance end of the year	$(36)	$(18)
_____________________
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 4 – Accumulated Other Comprehensive Loss (Continued)

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive loss for the years ended December 31, 2014 and 2013 (in thousands):

Details About Other Comprehensive Loss	Amount Reclassified from Accumulated Other Comprehensive Loss (1)		Affected Line Item in the Statement of Income
	For the Year Ended December 31,
	2014	2013
Unrealized losses on investment securities available for sale	$--	$88	Gain on sales of investment securities
	--	(30)	Income taxes
	$--	$58	Net of tax
____________________
(1)	Amounts in parentheses indicate debits.
Note 5 – Investment in Interest-Earning Time Deposits
The investment in interest-earning time deposits as of December 31, 2014 and 2013, by contractual maturity, is shown below:
	2014	2013
	(In Thousands)
Due in one year or less	$2,337	$3,042
Due after one year through five years	4,323	4,591
	$6,660	$7,633

Note 6 – Investment Securities Available for Sale
The amortized cost and fair value of investment securities available for sale at December 31, 2014 and December 31, 2013 are summarized below (in thousands):
	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
Short-term bond fund	$1,214	$--	$(34)	$1,180
Limited-term bond fund	546	--	(20)	526
	$1,760	$--	$(54)	$1,706

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment Securities Available for Sale (Continued)
	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
Short-term bond fund	$1,170	$--	$(11)	$1,159
Limited-term bond fund	538	--	(17)	521
	$1,708	$--	$(28)	$1,680

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2014 and December 31, 2013 (dollar amounts in thousands):
	December 31, 2014
		Less than Twelve Months		Twelve Months or Greater		Total
			Gross		Gross		Gross
	Number of		Unrealized		Unrealized		Unrealized
	Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Short-term bond fund	1	$--	$--	$1,180	$(34)	$1,180	$(34)
Limited-term bond fund	1	--	--	526	(20)	526	(20)
Total	2	$--	$--	$1,706	$(54)	$1,706	$(54)

	December 31, 2013
		Less than Twelve Months		Twelve Months or Greater		Total
			Gross		Gross		Gross
	Number of		Unrealized		Unrealized		Unrealized
	Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Short-term bond fund	1	$1,159	$(11)	$--	$--	$1,159	$(11)
Limited-term bond fund	1	--	--	521	(17)	521	(17)
Total	2	$1,159	$(11)	$521	$(17)	$1,680	$(28)

At December 31, 2014, there were two bond funds in an unrealized loss position that at such date had an aggregated depreciation of 3.07% from the Company's amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length and time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the security until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2014 represents an other-than-temporary impairment.

There were no impairment charges recognized during the years ended December 31, 2014 and 2013.

For the year ended December 31, 2014, there were no sales of investment securities.  For the year ended December 31, 2013, the Company sold $1.8 million of corporate bonds and realized a gain of $88,000 on the transaction.  There were no gross realized losses.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows:
	December 31, 2014	December 31, 2013
	(In Thousands)
Real estate loans:
One-to-four family residential:
Owner occupied	$7,085	$8,900
Non-owner occupied	48,554	43,489
Total one-to-four family residential	55,639	52,389

Multi-family (five or more) residential	10,132	6,023
Commercial real estate	35,523	25,863
Commercial lines of credit	1,623	1,880
Construction	14,303	16,038
Home equity	6,961	5,682
Total real estate loans	124,181	107,875

Commercial business	749	186
Other consumer	41	47
Total Loans	124,971	108,108

Deferred loan fees and costs	(492)	(280)
Allowance for loan losses	(1,148)	(941)

Net Loans	$123,331	$106,887

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2014 and 2013  (in thousands):

	December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$6,132	$116	$837	$--	$7,085
One-to-four family residential non-owner occupied	46,971	38	1,317	228	48,554
Multi-family residential	10,065	--	67	--	10,132
Commercial real estate and lines of credit	35,984	293	537	332	37,146
Construction	14,303	--	--	--	14,303
Home equity	6,654	172	90	45	6,961
Commercial business and other consumer	790	--	--	--	790
	$120,899	$619	$2,848	$605	$124,971

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$7,308	$1,136	$153	$303	$8,900
One-to-four family residential non-owner occupied	41,586	800	1,103	--	43,489
Multi-family residential	5,948	75	--	--	6,023
Commercial real estate and lines of credit	26,673	397	673	--	27,743
Construction	16,038	--	--	--	16,038
Home equity	5,391	166	125	--	5,682
Commercial business and other consumer	233	--	--	--	233
	$103,177	$2,574	$2,054	$303	$108,108

The following tables summarize information in regards to impaired loans by loan portfolio class as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$837	$837	$--	$839	$15
One-to-four family residential non-owner occupied	1,317	1,333	--	1,341	39
Multi-family residential	67	72	--	74	--
Commercial real estate and lines of credit	537	537	--	542	17
Construction	--	--	--	--	--
Home equity	90	90	--	93	7
Commercial business and other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	228	231	29	231	--
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	332	332	29	331	10
Construction	--	--	--	--	--
Home equity	45	45	8	46	--
Commercial business and other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$837	$837	$--	$839	$15
One-to-four family residential non-owner occupied	1,545	1,564	29	1,572	39
Multi-family residential	67	72	--	74	--
Commercial real estate and lines of credit	869	869	29	873	27
Construction	--	--	--	--	--
Home equity	135	135	8	139	7
Commercial business and other consumer	--	--	--	--	--
Total	$3,453	$3,477	$66	$3,497	$88

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$456	$456	$--	$428	$15
One-to-four family residential non-owner occupied	1,103	1,114	--	1,107	77
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	362	368	--	365	--
Construction	--	--	--	--	--
Home equity	125	126	--	124	9
Commercial business and other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	311	311	21	313	26
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business and other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$456	$456	$--	$428	$15
One-to-four family residential non-owner occupied	1,103	1,114	--	1,107	77
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	673	679	21	678	26
Construction	--	--	--	--	--
Home equity	125	126	--	124	9
Commercial business and other consumer	--	--	--	--	--
Total	$2,357	$2,375	$21	$2,337	$127

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions. At December 31, 2014, the Company had eleven loans totaling $951,000 that were identified as troubled debt restructurings.  Two of these loans totaling $155,000 were on non-accrual, three loans totaling $215,000 were 30-89 days delinquent, and six loans totaling $581,000 were performing in accordance with their modified terms.  At December 31, 2013, the Company had thirteen loans totaling $1.1 million that were identified as troubled debt restructurings.  Nine of these loans totaling $733,000 were performing in accordance with their modified terms, one loan in the amount of $97,000 was 31 days delinquent, and three loans totaling $264,000 were on non-accrual. If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

The following tables present the Company's TDR loans as of December 31, 2014 and December 31, 2013 (dollar amounts in thousands):

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2014
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	7	728	155	573	10
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	1	133	--	133	7
Construction	--	--	--	--	--
Home equity	3	90	--	90	--
Commercial business and other consumer	--	--	--	--	--
Total	11	$951	$155	$796	$17

	December 31, 2013
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	2	$153	$--	$153	$--
One-to-four family residential non-owner occupied	7	733	151	582	--
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	1	113	113	--	--
Construction	--	--	--	--	--
Home equity	3	95	--	95	--
Commercial business and other consumer	--	--	--	--	--
Total	13	$1,094	$264	$830	$--

The contractual aging of the TDRs in the tables above as of December 31, 2014 and 2013 is as follows (in thousands):
	December 31, 2014
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	358	215	--	155	728
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	133	--	--	--	133
Construction	--	--	--	--	--
Home equity	90	--	--	--	90
Commercial business and other consumer	--	--	--	--	--
Total	$581	$215	$--	$155	$951

	December 31, 2013
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$153	$--	$--	$--	$153
One-to-four family residential non-owner occupied	485	97	--	151	733
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	--	--	--	113	113
Construction	--	--	--	--	--
Home equity	95	--	--	--	95
Commercial business and other consumer	--	--	--	--	--
Total	$733	$97	$--	$264	$1,094

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

During the year ended December 31, 2014 one new TDR was identified in the amount of $133,000, one TDR in the amount of $62,000 was paid off; and one property that had been collateral on a TDR that was on non-accrual was transferred to other real estate owned.

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan's original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2014 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.  As of December 31, 2014 one loan in the amount of $113,000 defaulted and was transferred to other real estate owned within one year of modification.  As of December 31, 2013, the Company did not have any troubled debt restructurings that had defaulted within one year of modification.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2014 and recorded investment in loans receivable as of December 31, 2014 (in thousands):

	December 31, 2014
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate and Lines of Credit	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$59	$424	$36	$199	$96	$50	$2	$75	$941
Charge-offs	(57)	--	--	(133)	--	--	--	--	(190)
Recoveries	--	--	--	3	--	--	--	--	3
Provision	73	(6)	24	255	26	(4)	5	21	394
Ending balance	$75	$418	$60	$324	$122	$46	$7	$96	$1,148
Ending balance evaluated
for impairment
Individually	$--	$29	$--	$29	$--	$8	$--	$--	$66
Collectively	$75	$389	$60	$295	$122	$38	$7	$96	$1,082
Loans receivable:
Ending balance	$7,085	$48,554	$10,132	$37,146	$14,303	$6,961	$790	$--	$124,971
Ending balance evaluated
for impairment
Individually	$837	$1,545	$67	$869	$--	$135	$--	$--	$3,452
Collectively	$6,248	$47,009	$10,065	$36,277	$14,303	$6,826	$790	$--	$121,519

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2013 and recorded investment in loans receivable as of December 31, 2013 (in thousands):

	December 31, 2013
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate and Lines of Credit	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$77	$368	$20	$219	$63	$68	$1	$44	$860
Charge-offs	(15)	(75)	--	--	--	(69)	--	--	(159)
Recoveries	--	--	--	--	--	--	--	--	--
Provision	(3)	131	16	(20)	33	51	1	31	240
Ending balance	$59	$424	$36	$199	$96	$50	$2	$75	$941

Ending balance evaluated for impairment:
Individually	$--	$--	$--	$21	$--	$--	$--	$--	$21
Collectively	$59	$424	$36	$178	$96	$50	$2	$75	$920

Loans receivable:
Ending balance	$8,900	$43,489	$6,023	$27,743	$16,038	$5,682	$233	$--	$108,108
Ending balance evaluated for impairment
Individually	$456	$1,103	$--	$673	$--	$125	$--	$--	$2,357
Collectively	$8,444	$42,386	$6,023	$27,070	$16,038	$5,557	$233	$--	$105,751

The Bank allocated increased allowance for loan loss provisions to the commercial real estate and lines of credit portfolio class for the year ended December 31, 2014, due to increased charge-off activity in this portfolio class.  The Bank allocated decreased allowance for loan loss provisions to the 1-4 family residential non-owner occupied and home equity portfolio classes for the year ended December 31, 2014, due to decreased charge-off activity in this portfolio class.

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014	December 31, 2013
One-to-four family residential owner occupied	$588	$303
One-to-four family residential non-owner occupied	836	378
Multi-family residential	67	--
Commercial real estate and lines of credit	489	474
Construction	--	--
Home equity	45	30
Commercial business and other consumer	--	--
	$2,025	$1,185

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $2.8 million and $1.9 million at December 31, 2014 and 2013, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the year ended December 31, 2014 there was no interest income recognized on non-accrual loans on a cash basis.  For the year ended December 31, 2013, approximately $1,000 of interest income was recognized on non-accrual loans on a cash basis.  Interest income foregone on non-accrual loans was approximately $143,000 and $53,000 for the years ended December 31, 2014 and 2013, respectively.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$589	$837	$1,426	$5,659	$7,085	$249
One-to-four family residential non-owner occupied	735	972	1,707	46,847	48,554	136
Multi-family residential	--	67	67	10,065	10,132	--
Commercial real estate and lines of credit	1,051	910	1,961	35,185	37,146	421
Construction	107	--	107	14,196	14,303	--
Home equity	99	45	144	6,817	6,961	--
Commercial business and other consumer	--	--	--	790	790	--
	$2,581	$2,831	$5,412	$119,559	$124,971	$806

	December 31, 2013
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$1,916	$559	$2,475	$6,425	$8,900	$256
One-to-four family residential non-owner occupied	884	575	1,459	42,030	43,489	197
Multi-family residential	--	75	75	5,948	6,023	75
Commercial real estate and lines of credit	322	674	996	26,747	27,743	200
Construction	334	--	334	15,704	16,038	--
Home equity	168	30	198	5,484	5,682	--
Commercial business and other consumer	--	--	--	233	233	--
	$3,624	$1,913	$5,537	$102,571	$108,108	$728

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Premises and Equipment
The components of premises and equipment at December 31, 2014 and 2013 are as follows:
	2014	2013
	(In Thousands)
Land	$208	$208
Buildings	981	900
Leasehold improvements	369	352
Furniture, fixtures and equipment	766	695
	2,324	2,155
Accumulated depreciation	(685)	(518)
	$1,639	$1,637

Depreciation expense for the years ended December 31, 2014 and 2013 amounted to approximately $167,000 and $142,000, respectively.
The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment.  Lease expense was $119,000 for the years ended December 31, 2014 and 2013, respectively.

Note 9 - Deposits
Deposits and the weighted average interest rate at December 31, 2014 and 2013 consist of the following:
	2014		2013
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
		(Dollars in Thousands)
Non-interest bearing checking accounts	$640	--%	$--	--%
Passbook savings accounts	2,573	0.15	2,655	0.13
Statement savings accounts	5,655	0.37	5,496	0.31
eSavings accounts	19,203	0.74	14,938	0.64
Certificate of deposit accounts	96,334	1.70	80,235	1.73
	$124,405	1.42%	$103,324	1.46%

A summary of certificates of deposit by maturity at December 31, 2014 is as follows (in thousands):
Years ending December 31:
2015	$27,311
2016	27,719
2017	19,760
2018	13,322
2019	8,222
$96,334

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $6.2 million and $3.5 million at December 31, 2014 and 2013, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 9 - Deposits (Continued)
A summary of interest expense for the years ended December 31, 2014 and 2013 is as follows:
	2014	2013
	(In Thousands)
Passbook savings accounts	$4	$5
Statement savings accounts	21	21
eSavings accounts	119	103
Certificate of deposit accounts	1,534	1,511
	$1,678	$1,640

Note 10 - Borrowings
The Bank has two line of credit commitments from two different banks totaling $1.5 million.  These lines of credit are demand facilities subject to continued review and modification or suspension at any time.  Borrowings are secured by certain qualifying assets of the Bank composed of loans.  There were no borrowings under these lines of credit at December 31, 2014 and 2013.  As of December 31, 2014 Quaint Oak Bank has $1.0 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2014.  The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $61.4 million.  Federal Home Loan Bank borrowings are secured by qualifying assets of the Bank.
Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2014 and 2013 (in thousands):

	At or For the Year Ended December 31,
	2014	2013
	(Dollars in Thousands)
FHLB short-term borrowings:
Average balance outstanding	$7,682	$1,486
Maximum amount outstanding at any month-end during the period	11,500	5,500
Balance outstanding at end of period	7,000	5,500
Average interest rate during the period	0.27%	2.83%
Weighted average interest rate at end of period	0.27%	0.25%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2014 and 2013 (in thousands):

	December 31, 2014		December 31, 2013
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2016	$1,000	0.88%	$--	$--
2017	1,500	1.30	--	--
2018	1,000	1.71	--	--
2019	1,000	2.02	--	--
Total FHLB long-term debt	$4,500	1.46%	$--	$--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 11 - Income Taxes
The components of income tax expense for the years ended December 31, 2014 and 2013 are as follows:
	2014	2013
	(In Thousands)
Federal:
Current	$836	$444
Deferred	(164)	(71)
	672	373
State, current	22	44
	$694	$417

The following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2014 and 2013 is as follows:
	2014	2013
	(In Thousands)
Federal income tax at statutory rate	$658	$380
State tax, net of federal benefit	13	28
Stock compensation expense	35	29
Other	(12)	(20)
	$694	$417

The components of the net deferred tax asset at December 31, 2014 and 2013 are as follows:
	2014	2013
	(In Thousands)

Deferred tax assets:
Allowance for loan losses	$390	$320
Stock-based compensation	39	37
Interest on non-accrual loans	17	18
Unrealized loss on investment securities available for sale	18	9
Deferred loan fees	167	95
Organization cost	3	3
Total deferred tax assets	634	482

Deferred tax liabilities:
Bank premises and equipment	(131)	(152)
Total deferred tax liabilities	(131)	(152)

Net Deferred Tax Asset	$503	$330

The net deferred tax asset at December 31, 2014 and 2013 of $503,000 and $330,000, respectively, is included in other assets.

No valuation allowance was established at December 31, 2014 and 2013, in view of the Company's ability to carry back taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 111,090 shares of the Company's then outstanding common stock in the open market at an average price of $9.35 for a total of $1.0 million.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate of 7.75% per annum, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company's common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders' equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant's base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2014 and 2013, the Company recognized $140,000 and $145,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2014 and 2013:

	2014	2013
Allocated shares	62,395	55,181
Unreleased shares	48,695	55,909
Total ESOP shares	111,090	111,090

Fair value of unreleased shares (in thousands)	$950	$906

Recognition and Retention and Stock Incentive Plans

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the "RRP") and Trust Agreement.  In order to fund the RRP, the 2008 Recognition and Retention Plan Trust acquired 55,545 shares of the Company's stock in the open market at an average price of $9.36 totaling $520,000.  In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the "Stock Incentive Plan").  The Stock Incentive Plan provides that no more than 24,375, or 25%, of the shares may be granted as restricted stock awards.

As of December 31, 2014, a total of 20,983 awards of restricted stock were unvested under the RRP and Stock Incentive Plan and 10,684 restricted stock awards were available for future grant under the Stock Incentive Plan and none under the RRP.  The RRP and Stock Incentive Plan share awards have vesting periods from five to seven years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 – Stock Compensation Plans (Continued)

Recognition and Retention and Stock Incentive Plans (Continued)

A summary of the status of the shares under the RRP and Stock Incentive Plan as of December 31, 2014 and 2013 is as follows:

	2014		2013
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	26,500	$16.11	8,894	$9.05
Granted	--	--	26,150	16.20
Vested	(5,517)	15.83	(8,544)	9.05
Forfeited	--	--	--	--
Unvested at the end of the year	20,983	$16.18	26,500	$16.11

Compensation expense on the restricted stock awards is recognized ratably over the five to seven year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During the years ended December 31, 2014 and 2013, the Company recognized $86,000 and $84,000 of compensation expense, respectively. A tax benefit of approximately $29,000 was recognized during each of these periods.  As of December 31, 2014, approximately $286,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.3 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the "Option Plan").  The Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 138,863 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Stock Incentive Plan approved by shareholders in May 2013 covered a total of 97,500 shares, of which up to 24,375 may be restricted stock awards, for a balance of 73,125 stock options assuming all the restricted shares are awarded.

For grants in May 2008, the Compensation Committee of the Board of Directors determined to grant the stock options at an exercise price equal to $10.00 per share which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan and the Stock Incentive Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.

As of December 31, 2014, a total of 184,570 grants of stock options were outstanding under the Option Plan and Stock Incentive Plan and 27,418 stock options were available for future grant under the Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five to seven year period and are generally exercisable for a period of ten years after the grant date.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 – Stock Compensation Plans (Continued)

Stock Options (Continued)

A summary of option activity under the Company's Option Plan and Stock Incentive Plan as of December 31, 2014 and 2013 and changes during the years ended December 31, 2014 and 2013 is as follows:

	2014			2013
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	184,570	$12.59	6.5	107,570	$10.00	4.4
Granted	-	-	-	77,000	16.20	9.4
Exercised	-	-	-	--	--	-
Forfeited	-	-	-	--	--	-
Outstanding at the end of the period	184,570	$12.59	5.7	184,570	$12.59	6.5
Exercisable at the end of the period	122,809	$10.78	3.3	106,665	$10.00	6.5

The estimated fair value of the options granted in May 2013 was $3.17 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield                                                                                                       1.23%
Risk-free interest rate                                                                                                       5.00%
Expected life of options                                                                                                   5.0 years
Expected stock-price volatility                                                                                24.66%

The dividend yield was calculated on the dividend amount and stock price existing at the grant date.  The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options.  Although the contractual term of the options granted is ten years, the expected term of the options is less.  As the Company has no history of granting stock option awards, management estimated the expected term of the stock options to be the average of the vesting period and the contractual term.  The expected stock-price volatility was estimated by considering the Company's own stock volatility.  The actual future volatility may differ from our historical volatility.

At December 31, 2014, the aggregate intrinsic value of options outstanding was $1.3 million.  At December 31, 2014, the aggregate intrinsic value of options exercisable was $1.1 million. The intrinsic value of the options outstanding as of December 31, 2013 was $667,000.  The intrinsic value of the options exercisable as of December 31, 2013 was $661,000. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2014 and December 31, 2013.  This amount changes based on changes in the market value of the Company's common stock.

During the years ended December 31, 2014 and 2013, the Company recognized $46,000 and $44,000 of compensation expense, respectively. A tax benefit of approximately $11,000 and $9,000, respectively, was recognized during these periods.  As of December 31, 2014, approximately $152,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.3 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 - Transactions with Executive Officers and Directors
Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2014 and 2013, respectively.

Note 14 - Financial Instruments with Off-Balance Sheet Risk
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.
The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.
A summary of the Company's financial instrument commitments at December 31, 2014 and 2013 is as follows:
	2014	2013
	(In Thousands)
Commitments to originate loans	$7,763	$6,370
Unfunded commitments under lines of credit	21,427	16,465

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The Company evaluates each customer's credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation.  Collateral held varies, but includes principally residential and commercial real estate.

The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment.  The leases range in terms from one year to 10 years, some of which include renewal options as well as specific provisions relating to rent increases.

Future minimum annual rental payments required under non-cancelable operating leases are as follows:

Year	Rental Amount
(In Thousands)
2015	$91
2016	69
2017	62
2018	61
2019	66
Thereafter	126
$475

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 15 - Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2014, that the Bank meets all capital adequacy requirements to which it is subject.
As of December 31, 2014 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2014 that management believes have changed the Bank's category.   The Company's ratios do not differ significantly from the Bank's ratios presented below.
The Bank's actual capital amounts and ratios at December 31, 2014 and 2013 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2014:
Total capital (to risk-weighted assets)	$17,362	16.50%	$	≥ 8,418	≥8.00%	$	≥10,523	≥10.00%
Tier 1 capital (to risk-weighted assets)	16,187	15.38		≥ 4,209	≥4.00		≥ 6,314	≥ 6.00
Tier 1 capital (to average assets)	16,187	10.74		≥ 6,028	≥4.00		≥ 7,535	≥ 5.00

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2013:
Total capital (to risk-weighted assets)	$16,344	18.75%	$	≥ 6,972	≥8.00%	$	≥ 8,715	≥10.00%
Tier 1 capital (to risk-weighted assets)	15,403	17.68		≥ 3,486	≥4.00		≥ 5,229	≥ 6.00
Tier 1 capital (to average assets)	15,403	12.70		≥ 4,850	≥4.00		≥ 6,062	≥ 5.00

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 15 - Regulatory Matters (Continued)
Under the Dodd-Frank Wall Street Reform and Consumer Protection Act the Board of Governors of the Federal Reserve System as the primary regulator for the Company is authorized to extend leverage capital requirements and risk based capital requirements applicable to depository institutions and bank holding companies to thrift holding companies.  Legislation adopted in late 2014 generally exempts small savings and loan holding companies like Quaint Oak Bancorp from these capital requirements if certain conditions are met.

Banking regulations place certain restrictions on dividends paid by the Bank to the Company.  The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

Note 16 – Fair Value Measurements and Fair Values of Financial Instruments
Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair value estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.
Fair value is determined at one point in time and is not representative of future value. These amounts do not reflect the total value of a going concern organization. Management does not have the intention to dispose of a significant portion of its assets and liabilities and therefore, the unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows.

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.  The three broad levels of pricing are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:	Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following is a discussion of assets and liabilities measured at fair value on a recurring and non-recurring basis and valuation techniques applied:
Investment Securities Available For Sale: The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1).
We may be required from time to time to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
ImpairedLoans: Impaired loans are carried at the lower of cost or the fair value of the collateral for collateral-dependent loans less estimated costs to sell. Collateral is primarily in the form of real estate. The use of independent appraisals, discounted cash flow models and management's best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and impaired loans are therefore classified within Level 3 of the fair value hierarchy.

Other Real Estate Owned: Other real estate owned is carried at the lower of the investment in the real estate or the fair value of the real estate less estimated selling costs. The use of independent appraisals and management's best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and therefore other real estate owned is classified within Level 3 of the fair value hierarchy.

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2014 (in thousands):
	December 31, 2014
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Short-term bond fund	$1,180	$1,180	$--	$--
Limited-term bond fund	526	526	--	--
Total investment securities available for sale	$1,706	$1,706	$--	$--
Total recurring fair value measurements	$1,706	$1,706	$--	$--

Nonrecurring fair value measurements
Impaired loans	$3,387	$--	$--	$3,387
Other real estate owned	111	--	--	111
Total nonrecurring fair value measurements	$3,498	$--	$--	$3,498

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2013 (in thousands):
	December 31, 2013
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Short-term bond fund	$1,159	$1,159	$--	$--
Limited-term bond fund	521	521	--	--
Total investment securities available for sale	$1,680	$1,680	$--	$--
Total recurring fair value measurements	$1,680	$1,680	$--	$--

Nonrecurring fair value measurements
Impaired loans	$2,336	$--	$--	$2,336
Other real estate owned	574	--	--	574
Total nonrecurring fair value measurements	$2,910	$--	$--	$2,910

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2014 and 2013 (dollars in thousands):

	December 31, 2014
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$3,387	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-33% (2%)

Other real estate owned	$111	Appraisal of collateral (1)	Appraisal adjustments (2)	1% (1%)

	December 31, 2013
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$2,336	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-9% (1%)

Other real estate owned	$574	Appraisal of collateral (1)	Appraisal adjustments (2)	5%-33% (18%)
_________________
(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.  The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The estimated fair values of the Company's financial instruments were as follows at December 31, 2014 and December 31, 2013 (in thousands):

			Fair Value Measurements at
			December 31, 2014
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$13,937	$13,937	$13,937	$--	$--
Investment in interest-earning time deposits	6,660	6,723	--	--	6,723
Investment securities available for sale	1,706	1,706	1,706	--	--
Loans held for sale	2,556	2,664	--	2,664	--
Loans receivable, net	123,331	123,419	--	--	123,419
Accrued interest receivable	788	788	788	--	--
Investment in FHLB stock	527	527	527	--	--
Bank-owned life insurance	3,549	3,549	3,549	--	--

Financial Liabilities
Deposits	124,405	125,724	28,071	--	97,653
FHLB short-term borrowings	7,000	7,000	7,000	--	--
FHLB long-term borrowings	4,500	4,492	--	--	4,492
Accrued interest payable	108	108	108	--	--

			Fair Value Measurements at
			December 31, 2013
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$6,184	$6,184	$6,184	$--	$--
Investment in interest-earning time deposits	7,633	7,747	--	--	7,747
Investment securities available for sale	1,680	1,680	1,680	--	--
Loans held for sale	1,098	1,147	--	1,147	--
Loans receivable, net	106,887	108,356	--	--	108,356
Accrued interest receivable	735	735	735	--	--
Investment in FHLB stock	421	421	421	--	--

Financial Liabilities
Deposits	103,324	105,254	23,089	--	82,165
FHLB short-term borrowings	5,500	5,500	5,500	--	--
Accrued interest payable	77	77	77	--	--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The following methods and assumptions were used to measure the fair value of financial instruments recorded at cost on the Company's consolidated balance sheets:

Cash and Cash Equivalents.  The carrying amounts reported in the consolidated balance sheets for cash and short-term instruments approximate those assets' fair values.
Interest-Earning Time Deposits.Fair values for interest-earning time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits. The Company generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.
Loans Held for Sale.  Fair values of loans held for sale are based on commitments on hand from investors at prevailing market rates.
Loans Receivable, Net.  The fair values of loans are estimated using discounted cash flow methodology.  The discount rates take into account interest rates currently being offered to customers for loans with similar terms, the credit risk associated with the loan and market factors, including liquidity.  The valuation of the loan portfolio reflects discounts that the Company believes are consistent with transactions occurring in the market place for both performing and distressed loan types.  The carrying value that fair value is compared to is net of the allowance for loan losses and other associated premiums and discounts.  Due to the significant judgment involved in evaluating credit quality, loans are classified with Level 3 of the fair value hierarchy.
Accrued Interest Receivable.  The carrying amount of accrued interest receivable approximates its fair value.
Investment in Federal Home Loan Bank Stock.  The carrying amount of restricted investment in Federal Home Loan Bank stock approximates fair value, and considers the limited marketability of such securities.
Bank-Owned Life Insurance.  The carrying amount of the investment in bank-owned life insurance approximates its cash surrender value under the insurance policies.
Deposits.  The carrying amount is considered a reasonable estimate of fair value for demand savings deposit accounts.  The fair value of fixed maturity certificates of deposit is estimated by a discounted cash flow method using the rates currently offered for deposits of similar maturities.
Federal Home Loan Bank Borrowings.  Fair values of FHLB borrowings are estimated based on rates currently available to the Company for similar terms and remaining maturities.
Accrued Interest Payable. The carrying amount of accrued interest payable approximates its fair value.
Off-Balance Sheet Financial Instruments.  Off-balance sheet financial instruments consist of commitments to extend credit.  Fair values for commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present credit standing of the counterparties.  The estimated fair value of the commitments to extend credit are insignificant and therefore are not presented in the above table.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2014	2013
Assets
Cash and cash equivalents	$259	$541
Investment in Quaint Oak Bank	16,205	15,413
Premises and equipment, net	1,074	1,007
Other assets	50	45
Total Assets	$17,588	$17,006

Liabilities and Stockholders' Equity
Other liabilities	$13	$20
Stockholders' equity	17,575	16,986
Total Liabilities and Stockholders' Equity	$17,588	$17,006

Statements of Income

	For the Year Ended December 31,
	2014	2013
Income
Interest income	$--	$1
Dividends from subsidiary	500	500
Rental income	106	106
Total Income	606	607

Expenses
Occupancy and equipment expense	78	67
Other expenses	79	98
Total Expenses	157	165

Net Income Before Income Taxes	449	442
Equity in Undistributed Net Income of Subsidiary	776	240
Income Tax Benefit	17	20
Net Income	$1,242	$702

Comprehensive Income	$1,224	$624

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2014	2013

Operating Activities
Net income	$1,242	$702
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income in subsidiary	(776)	(240)
Depreciation expense	23	20
Stock-based compensation expense	272	273
(Increase) decrease in other assets	(39)	18
Increase (decrease) in other liabilities	(7)	2
Net cash provided by operating activities	715	775

Investing Activities
Purchase of property and equipment	(90)	(7)
Net cash used in investing activities	(90)	(7)

Financing Activities
Dividends paid	(211)	(185)
Purchase of treasury stock	(760)	(563)
Proceeds from the issuance of treasury stock	64	--
Net cash used in financing activities	(907)	(748)

Net (Decrease) Increase in Cash and Cash Equivalents	(282)	20
Cash and Cash Equivalents-Beginning of Year	541	521
Cash and Cash Equivalents-End of Year	$259	$541

DIRECTORS AND EXECUTIVE OFFICERS
Directors

Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania

Robert J. Phillips Chairman of the Board Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Attorney with Baratta, Russell & Baratta, Huntingdon Valley, Pennsylvania

George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Doylestown, Pennsylvania

John J. Augustine, CPA Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers

Diane J. Colyer Chief Operating Officer and Corporate Secretary	Robert Farrer Chief Risk Officer, Compliance Officer, Security Officer and Community Reinvestment Act Officer

Curt T. Schulmeister Chief Lending Officer	William R. Gonzalez Senior Vice President, Business Development

BANKING LOCATIONS

Main Office	Lehigh Valley Office

501 Knowles Avenue	1710 Union Boulevard
Southampton, Pennsylvania	Allentown, PA 18109
(215) 364-4059	(610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR	INVESTOR RELATIONS CONTACT

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.	Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Computershare, Inc.	Diane J. Colyer
211 Quality Circle, Suite 210	Quaint Oak Bancorp, Inc.
College Station, Texas 77845	501 Knowles Avenue
(800) 368-5948	Southampton, Pennsylvania 18966
www.computershare.com	(866) 795-4499
dcolyer@quaintoak.com